David Lubin & Associates, PLLC

108 S. Franklin Avenue

Suite 10

Valley Stream, New York 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

david@dlubinassociates.com

November 16, 2015

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gabriel Eckstein, Staff Attorney

Re:	ehāve, Inc. (formerly known as 2304101 Ontario Inc.)
Registration Statement on Form F-1 filed September 24, 2015
File No. 333-207107

Dear Mr. Eckstein:

On behalf of ehāve, Inc. (formerly known as 2304101 Ontario Inc.) (the "Company"), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to Registration Statement on Form F-1 (the "Amendment") in response to the Commission's comment letter, dated October 21, 2015, with reference to the Company's registration statement on Form F-1 (the "Registration Statement") filed with the Commission on September 24, 2015.

In addition to the Amendment, the Company responds to the Commission's comments as follows:

Cover Page

1. The maximum amount of shares that you are offering, which consists of 11,002,445 shares, is significantly less than the 17,114,915 shares you are registering for sale directly by you, according to the fee table and cover page. Please explain why you are registering an amount that exceeds the maximum amount of shares to be sold by you or revise your document to address this discrepancy.

Response: The fee table and cover page have been revised to indicate that the maximum amount of shares being offered are 37,897,310 shares which includes (i) up to 11,002,445 shares and 11,002,445 shares issuable upon the exercise of warrants being offered by us and (ii) 7.946,210 shares issuable upon the conversion of outstanding notes and (iii) 7,946,210 shares issuable upon the exercise of outstanding warrants by the selling shareholders.

2. In the paragraph beginning with "The selling shareholder…" you state that selling shareholders may offer the shares "at varying prices" and that the prices will be determined by "the prevailing market price…." Please revise to clarify that the selling shareholders must sell at a fixed price unless and until quoted on the OTCQB. In this regard, we note the paragraph immediately following.

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Response: The disclosure has been revised to state that the selling shareholders must sell their shares at a fixed price of $0.0409 per share until such time, if at all, that its shares are quoted on the OTC QB.

3. Please briefly expand your cover page to disclose the ownership by your directors and executive officer if the minimum number of shares is sold.

Response: The cover page has been revised to disclose the ownership by the Company's directors and executive officer if the minimum number of shares is sold.

4. You appear to place the legend required by Item 501(b)(11) on the facing page. Please confirm that the legend will be placed on the cover page.

Response: The referenced legend has been placed on the cover page.

Prospectus Summary, page 5

5. Please revise your summary to include a clear description of your current operational status. For example, it appears that you should disclose here that you have no operating history, no commercialized software applications or products, and no customers or revenues. Include a brief, concise description of the tools, products and services you intend to provide including a more detailed description of the therapies or e-formulations you will provide and how you intend to deliver them. In addition, disclose in the summary that there is substantial doubt about your ability to continue as a going concern.

Response: The prospectus summary has been revised to include a description of the Company's current operational status and a description of the tools, products, services and formulations the Company intends to provide. The prospectus has also been revised to disclose that there is substantial doubt about the Company's ability to continue as a going concern without additional cash.

Overview, page 5

6. Regarding the industry data and other research you cite in your prospectus by GBI Research, Marketsandmarkets Research and Toronto District School Board Special Education Review, please disclose the publication dates of the sources you cite and provide us with supplemental copies of the cited information. Please mark the copies appropriately to designate the portions you rely upon and cross-reference them to the statements in the prospectus. Also tell us whether any of the data was prepared for you or for the offering.

Response: Documentation was derived through web research and reports which are publicly available. None of the data was prepared for the Company or the offering. Reference to the Toronto District School Board Special Education Review has been deleted as the data was obtained through conference participation and is not a published document. The publication dates for the sources cited have been disclosed. Copies of the cited information has been sent to the Commission.

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Risk Factors, page 10

7. Please consider including a risk factor highlighting the risk to shareholders from the assets pledged as collateral to purchasers under the Securities Purchase Agreement. We note the General Security Agreement in exhibit 10.6.

Response: A risk factor has been added regarding the note holders security interest in the Company's assets.

8. According to the disclosure on page 27, David Lubin & Associates, PLLC will act as your escrow agent. Please include a risk factor disclosing your relationship with the escrow agent, including any resulting conflicts of interest.

Response: We do not believe there is a risk as a result of David Lubin & Associates, PLLC ("DLA") representing the Company and acting as an escrow agent for the offering. As escrow agent, DLA has a fiduciary duty to all parties of the escrow agent and must avoid any self-dealing. As attorneys, DLA must uphold the ethical canons and may not use or distribute escrowed funds other than as set forth in the escrow agreement agreed to by the parties thereto.

Development or assertions by us…, page 10

9. The disclosure in the third full paragraph on page 36 states that as a result of the January 1, 2014 amendment to the collaboration agreement, all intellectual property rights belong to the Hospital for Sick Children. Please revise this risk factor for consistency or advise.

Response: The risk factor and disclosure on page 36 has been revised to clarify that the Company exercised an option under the collaboration agreement to license the Hospital's intellectual property rights.

We may not be in compliance with rules and regulations of the U.S. Food and Drug

Administration…, page 13

10. Please explain in greater detail why you believe your products and services could subject you to the rules and regulations of the U.S. Food and Drug Administration.

Response: The disclosure has been revised to explain why the Company believes that future products may be subject to the U.S. Food and Drug Administration.

Selling Shareholders, page 24

11. Please disclose any material relationships Messrs. Benjamin and Daniel Kaplan may have with Mr. Jesse Kaplan, your director. In addition, it appears that the information in the column titled "percentage of ownership before the offering" is problematic. Refer to Item 9.D. of Form 20-F.

Response: Jesse Kaplan does not have any material relationship with Messrs. Benjamin and Daniel Kaplan. The referenced column heading in the selling shareholder table has been revised to state the percentage of ownership after the offering.

Dilution, page 26

12. Please include a comparison of the public cash contribution under the proposed offering and the effective cash contribution of your officers, directors, promoters and affiliated persons. Refer to Item 9.E.1 of Form 20-F.

Response: The disclosure has been revised to disclose the information required by Item 9.E.1 of Form 20-F.

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Share Capital

Options, page 32

13. You disclose in this section that you have options outstanding to purchase a total of 8,600,000 shares of common. This is inconsistent with your disclosure elsewhere stating that 8,200,000 shares of common are issuable upon exercise of options. In addition, the number of shares for which options are currently exercisable is inconsistent with number in footnote (4) on page 49. Please reconcile.

Response: The disclosure under the Options heading has been corrected to indicate that an aggregate of 2,300,000 common shares at an exercise price of 50% of the market value on the date of exercise have been granted. The option to purchase 3,200,000 shares in footnote (4) on page 49 is part of the 5,900,000 shares which are indicated on page 32 as being currently exercisable at $0.0001 per share.

Description of Business, page 35

14. We note that you have not included a discussion of ehave though it appears you have a website that describes your business under this name. Please provide us with further details.

Response: The Company has utilized a trade name of ehāve on its website to reflect the brand of digital tools for mental and behavioral conditions. The Company has amended its Articles of Incorporation to change its name to ehāve, Inc. effective, November 4, 2015. Such amendment is filed as Exhibit 3.6.

Plan of Operations, page 41

15. You disclose in this section your activities for the next 6 months. It appears that you should provide disclosure regarding your short term plans for a 12-month period. Please expand to disclose the obstacles that remain prior to commercialization. Also disclose the expected date of commercialization of your software products.

Response: The disclosure has been revised to describe the Company's short-term plans for the next 12 months and its obstacles to and date of expected product commercialization.

Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 44

16. Please reconcile your statement in the first risk factor on page 9 that you believe you have sufficient cash flows to operate for at least the next 12 months with your statement here that you believe your current cash resources are sufficient to enable you to continue operations for the next six months. Disclose the additional dollar amount needed to fund your operations for 12 months.

Response: The Company believes that it has sufficient resources to operate for the next 12 months and the disclosure has been revised in the Liquidity and Capital Resources section accordingly.

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Directors, Senior Management, and Employees

Background Information, page 46

17. Please provide a complete discussion of Mr. Woodrow's business experience. For instance, please include relevant information regarding his positions as president of 2110345 Ontario Inc. and NView and provide a brief description of the business activities of those entities.

Response: Mr. Woodrow's biography has been expanded to include additional business experience.

Security Ownership of Certain Beneficial Owners and Management, page 48

18. Please expand the definition of beneficial owner in the introductory paragraph and the table that follows to include holders that have the power to receive the economic benefit of ownership of the securities. Refer to the definition of beneficial owner under General Instruction F of Form 20-F.

Response: The definition of beneficial ownership has been expanded to include the right to receive economic benefit.

Additional Information

Foreign Private Issuer, page 50

19. In the second paragraph, you refer to your obligations to file proxy statements. You should note that as a foreign private issuer, you are not subject to this requirement. Please revise in accordance with the immediately following paragraph.

Response: The Amendment has been revised to delete reference to the filing of proxy statements.

Recent Sales of Unregistered Securities, page 52

20. For each transaction, please disclose the exemption from registration relied upon and briefly state the facts relied upon to make the exemption available. Refer to Item 7 of Form F-1 and Item 701(d) of Regulation S-K.

Response: The disclosure has been revised to include the exemption from registration relied upon and the facts relied upon to make the exemption available.

Exhibits and Financial Statement Schedules, page 53

21. Please file a copy of the form of subscription agreement you intend to enter into with investors purchasing shares in this offering.

Response: A copy of the form of subscription agreement is filed with the Amendment as Exhibit 10.19.

22. Please file a copy of the escrow agreement with David Lubin & Associates, PLLC.

Response: A copy of the escrow agreement with David Lubin & Associates, PLLC is filed with the Amendment as Exhibit 10.20.

23. Please file the complete escrow agreement (Exhibit 10.7). We note the reference to schedule A, which is not included with the filed agreement. In addition, please file a complete copy of Exhibit 10.9 with its schedules and Exhibit 10.18 with exhibits A – D.

Response: Schedule A of Exhibit 10.7 and the schedules to Exhibit 10.18 and referenced exhibits to Exhibit 10.18 have been filed with the Amendment.

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Exhibit 3.1

24. Please file as an exhibit a copy of the articles of incorporation in the proper searchable format. Likewise, file copies of exhibit 3.2, 3.3, 3.4, 10.9, 10.11, 10.12, 10.13, and 10.14 in searchable format. We refer you to Rules 301 and 304 of Regulation S-T.

Response: The referenced exhibits have been filed with the Amendment in searchable form.

Item 9. Undertakings, page 54

25. Please provide the undertaking required by Item 512(a)(4) of Regulation S-K.

Response: The disclosure has been revised to provide the undertaking required by Item 512(a)(4) of Regulation S-K.

Audit Opinion, page F-1

26. Please revise your filing to include a report by your independent registered public accounting firm that indicates the city and state where the report was issued. See Rule 2- 02(a)(3) of Regulation S-X.

Response: A report by the Company's independent registered public accounting firm that indicates the city and state where the report was issued has been included in the Amendment.

Statements of operations and other comprehensive loss, page F-3

27. Please revise to present your net loss per share as required by ASC 260-10-45-2 and to include the disclosure requirements set forth in ASC 260-10-50-1.

Response: The financial statements have been revised to present the Company's net loss per share as required by ASC 260-10-45-2 and to include the disclosure requirements set forth in ASC 260-10-50-1.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment, as well as the related acceleration request. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin
David Lubin

cc: Scott Woodrow

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